UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TriMas Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

896215209

(CUSIP Number)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:

          ☐ Rule 13d-1(b)
          ☐ Rule 13d-1(c)
          ☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Heartland Industrial Associates, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 15,091,275
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,091,275
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,091,275
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 45.2%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Heartland Industrial Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 14,049,606
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 14,049,606
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,049,606
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 42.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TriMas Investment Fund I, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 11,805,779
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,805,779
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,805,779
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 35.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Metaldyne Investment Fund I, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 2,243,827
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,243,827
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,827
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HIP Side-by-Side Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 835,339
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 835,339
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 835,339
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TriMas Investment Fund II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 173,378
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 173,378
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,378
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.52%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896215209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Metaldyne Investment Fund II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
	5.	Sole Voting Power 0
Number of Shares Beneficially	6.	Shared Voting Power 32,952
Owned by Each Reporting Person With:	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,952
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.099%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer:
TriMas Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:
39400 Woodward Avenue
Suite 130
Bloomfield Hills, Michigan 48304

Item 2(a).	Name of Person Filing:
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)             Heartland Industrial Associates, L.L.C.
(ii)            Heartland Industrial Partners, L.P.
(iii)           TriMas Investment Fund I, L.L.C.
(iv)           Metaldyne Investment Fund I, L.L.C.
(v)            HIP Side-by-Side Partners, L.P.
(vi)           TriMas Investment Fund II, L.L.C.
                (vii)           Metaldyne Investment Fund II, L.L.C.

Item 2(b).	Address of Principal Business Office:

The principal business address of each of the Reporting Persons is c/o 55 Railroad Avenue, 3rd Floor, Greenwich, CT 06830

Item 2(c).	Citizenship:

(i)            Heartland Industrial Associates, L.L.C. is a Delaware limited liability company.
(ii)           Heartland Industrial Partners, L.P. is a Delaware limited partnership.
(iii)          TriMas Investment Fund I, L.L.C. is a Delaware limited liability company.
(iv)          Metaldyne Investment Fund I, L.L.C. is a Delaware limited liability company.
(v)           HIP Side-by-Side Partners, L.P. is a Delaware limited partnership.
(vi)          TriMas Investment Fund II, L.L.C. is a Delaware limited liability company.
(vii)          Metaldyne Investment Fund II, L.L.C. is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

896215209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

This Item 3 is not applicable.

Item 4.	Ownership:

(a)           Amount beneficially owned:

11,805,779 shares of common stock are owned directly by TriMas Investment Fund I, L.L.C. (“TriMas I”); 2,243,827 shares of common stock are owned directly by Metaldyne Investment Fund I, L.L.C. (“Metaldyne I”); 835,339 shares of common stock are owned directly by HIP Side-by-Side Partners, L.P. (“HIP”); 173,378 shares of common stock are owned directly by TriMas Investment Fund II, L.L.C. (“TriMas II”); and 32,952 shares of common stock are owned directly by Metaldyne Investment Fund II, L.L.C. (“Metaldyne II” and, together with TriMas I, Metaldyne I, HIP and TriMas II, the “Direct Holders”).  Heartland Industrial Partners, L.P. (“Heartland LP”), as the managing member of TriMas I and Metaldyne I, is an indirect beneficial owner of shares held by TriMas I and Metaldyne I.  Heartland Industrial Associates, L.L.C. (“Heartland”), as the managing member of TriMas II and Metaldyne II, and the general partner of Heartland LP and HIP, is an indirect beneficial owner of the shares held by the Direct Holders.  Heartland, Heartland LP, TriMas I, Metaldyne I, HIP, TriMas II and Metaldyne II may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934.

(b)	Percent of class:	See Item 11 of each cover page

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	See Item 5 of each cover page
	(ii)	shared power to vote or to direct the vote:	See Item 6 of each cover page
	(iii)	sole power to dispose or to direct the disposition of:	See Item 7 of each cover page
	(iv)	shared power to dispose or to direct the disposition of:	See Item 8 of each cover page

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

HEARTLAND INDUSTRIAL ASSOCIATES, L.L.C.
By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member

HEARTLAND INDUSTRIAL PARTNERS, L.P.
By: Heartland Industrial Associates, L.L.C., its General Partner
By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member

TRIMAS INVESTMENT FUND I, L.L.C.
By: Heartland Industrial Associates, L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member
By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member
METALDYNE INVESTMENT FUND I, L.L.C.
By: Heartland Industrial Associates, L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member
HIP SIDE-BY-SIDE PARTNERS, L.P.
By: Heartland Industrial Associates, L.L.C., its General Partner
By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member
TRIMAS INVESTMENT FUND II, LLC
By: Heartland Industrial Associates, L.L.C., its Managing Member
By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member
METALDYNE INVESTMENT FUND II, L.L.C.
By: Heartland Industrial Associates, L.L.C., its Managing Member
By: /s/ Daniel P. Tredwell Name: Daniel P. Tredwell Title: Managing Member

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement